UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Avanir Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, $0.0001 par value

(Title of class of securities)

05348P401

(CUSIP number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

617.949.2200

(Name, address and telephone number of person authorized to receive notices and communications)

October 29, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05348P401	13D	Page 2 of 16 Pages

1.	Names of reporting persons Clarus Lifesciences I, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 12,114,277 shares
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 12,114,277 shares
11.	Aggregate amount beneficially owned by each reporting person 12,114,277 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%
14.	Type of reporting person (see instructions) PN

CUSIP No. 05348P401	13D	Page 3 of 16 Pages

1.	Names of reporting persons Clarus Ventures I GP, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 12,114,277 shares
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 12,114,277 shares
11.	Aggregate amount beneficially owned by each reporting person 12,114,277 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%
14.	Type of reporting person (see instructions) PN

CUSIP No. 05348P401	13D	Page 4 of 16 Pages

1.	Names of reporting persons Clarus Ventures I, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 12,114,277 shares
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 12,114,277 shares
11.	Aggregate amount beneficially owned by each reporting person 12,114,277 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 05348P401	13D	Page 5 of 16 Pages

1.	Names of reporting persons Nicholas Galakatos
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 12,114,277 shares
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 12,114,277 shares
11.	Aggregate amount beneficially owned by each reporting person 12,114,277 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 05348P401	13D	Page 6 of 16 Pages

1.	Names of reporting persons Dennis Henner
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 12,114,277 shares
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 12,114,277 shares
11.	Aggregate amount beneficially owned by each reporting person 12,114,277 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 05348P401	13D	Page 7 of 16 Pages

1.	Names of reporting persons Robert Liptak
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 12,114,277 shares
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 12,114,277 shares
11.	Aggregate amount beneficially owned by each reporting person 12,114,277 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 05348P401	13D	Page 8 of 16 Pages

1.	Names of reporting persons Nicholas Simon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 12,114,277 shares
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 12,114,277 shares
11.	Aggregate amount beneficially owned by each reporting person 12,114,277 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 05348P401	13D	Page 9 of 16 Pages

1.	Names of reporting persons Michael Steinmetz
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization German Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 12,114,277 shares
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 12,114,277 shares
11.	Aggregate amount beneficially owned by each reporting person 12,114,277 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 05348P401	13D	Page 10 of 16 Pages

1.	Names of reporting persons Kurt Wheeler
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 12,114,277 shares
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 12,114,277 shares
11.	Aggregate amount beneficially owned by each reporting person 12,114,277 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 05348P401	13D	Page 11 of 16 Pages

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.0001 par value (the “Common Stock”), of Avanir Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 101 Enterprise, Suite 300, Aliso Viejo, CA 92656.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Clarus Lifesciences I, L.P. (“Clarus I”), Clarus Ventures I GP, L.P. (the “Clarus I GPLP”), Clarus Ventures I, LLC (the “Clarus I GPLLC”), Nicholas Galakatos (“Galakatos”), Dennis Henner (“Henner”), Robert Liptak (“Liptak”), Nicholas Simon (“Simon”), Michael Steinmetz (“Steinmetz”), and Kurt Wheeler (“Wheeler”) (each, a “Reporting Person” and collectively, the “Reporting Persons.”) Clarus I GPLP controls the sole general partner of Clarus I. Clarus I GPLLC is the sole general partner of Clarus I GPLP. Galakatos, Henner, Liptak, Simon, Steinmetz, and Wheeler (collectively, the “Managers”) are all of the managing directors of Clarus I GPLLC.

(b) The address of the principal business office of each Reporting Person is 101 Main Street, Suite 1210, Cambridge, MA 02142.

(c) The principal business of Clarus I is to invest in and assist growth-oriented businesses in health care and life sciences. The principal business of Clarus I GPLP is to control the sole general partner of Clarus I. The principal business of Clarus I GPLLC is to act as the sole general partner of Clarus I GPLP. The principal business of each of the Managers is to manage Clarus I GPLLC and other similar vehicles.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Clarus I and Clarus I GPLP are limited partnerships organized under the laws of the State of Delaware. Clarus I GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of Galakatos, Henner, Liptak, Simon, and Wheeler is a United States Citizen, and Steinmetz is a German Citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On July 13, 2010, Clarus I sold 165,000 shares of Common Stock at a price of $3.53 per share.

On October 8, 2010, Clarus I sold an additional 240,838 shares of Common Stock at a price of $3.47 per share.

On October 11, 2010, Clarus I sold an additional 311,000 shares of Common Stock at a price of $3.52 per share.

On October 29, 2010, Clarus I sold an additional 1,424,947 shares of Common Stock at a price of $5.06 per share.

On November 1, 2010, Clarus I sold an additional 2,478,142 shares of Common Stock at a price of $5.36 per share.

On November 2, 2010, Clarus I sold an additional 1,290,871 shares of Common Stock at a price of $4.49 per share.

On November 3, 2010, Clarus I sold an additional 1,400,106 shares of Common Stock at a price of $4.52 per share.

CUSIP No. 05348P401	13D	Page 12 of 16 Pages

On November 5, 2010, Clarus I sold an additional 332,572 shares of Common Stock at a price of $4.80 per share.

On November 8, 2010, Clarus I sold an additional 44,626 shares of Common Stock at a price of $5.10 per share.

On November 9, 2010, Clarus I sold an additional 1,200,000 shares of Common Stock at a price of $4.81 per share.

The total amount of consideration received by Clarus I for Common Stock sold in the above-described transactions (the “Public Shares”) is (exclusive of commissions) $42,726,378.91.

Item 4. Purpose of Transaction

All of the Clarus I Shares (as defined below) were originally acquired for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons plan to dispose of additional shares of the Issuer; provided that any or all of the Reporting Persons may (depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors) continue to hold the Clarus I Shares and/or acquire additional shares of the Issuer. Simon vacated his directorship on the Issuer’s Board of Directors in April 2010 and no longer serves in that or any similar capacity on the Issuer’s Board of Directors. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Clarus I is the record owner of 6,669,216 shares of Common Stock and a warrant to purchase 5,445,061 shares of Common Stock (the “Warrant Shares”), the exercise of which is limited to the extent that beneficial ownership would exceed 19.99% on a post-exercise basis. Clarus I thus may be deemed to be the beneficial owner of 12,114,277 shares of Common Stock (the “Clarus I Shares”). Clarus I GPLP controls the sole general partner of Clarus I and may be deemed to own beneficially the Clarus I Shares. As the sole general partner of Clarus I GPLP, Clarus I GPLLC may be deemed to own beneficially the Clarus I Shares. As individual managing directors of Clarus I GPLLC, each of the Managers may be deemed to own beneficially the Clarus I Shares.

Each of the Reporting Persons may be deemed to own beneficially 12.2% of the Issuer’s Common Stock, which percentage is calculated based upon 99,413,649 shares deemed to be outstanding, which includes (a) 93,968,588 shares reported to be outstanding as of July 29, 2010 in the Issuer’s Form 10-Q filed with respect to the period ending June 30, 2010 and (b) the Warrant Shares.

CUSIP No. 05348P401	13D	Page 13 of 16 Pages

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

(b) Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Clarus I Shares beneficially owned by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney dated as of April 11, 2008.

CUSIP No. 05348P401	13D	Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 9, 2010

Clarus Lifesciences I, L.P.

By:	Clarus Ventures I GP, L.P., its general partner

By:	Clarus Ventures I, LLC, its general partner

By:	/S/ ROBERT LIPTAK
Manager

Clarus Ventures I GP, L.P.

By:	Clarus Ventures I, LLC, its general partner

By:	/S/ ROBERT LIPTAK
Manager

Clarus Ventures I, LLC

By:	/S/ ROBERT LIPTAK
Manager

*
Nicholas Galakatos

*
Dennis Henner

/S/ ROBERT LIPTAK
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

*By:	/S/ ROBERT LIPTAK
Robert Liptak, as Attorney-in-Fact

Executed by Robert Liptak pursuant to a Power of Attorney, a copy of which is attached hereto as Exhibit 2.

CUSIP No. 05348P401	13D	Page 15 of 16 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Avanir Pharmaceuticals, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: November 9, 2010

Clarus Lifesciences I, L.P.

By:	Clarus Ventures I GP, L.P., its general partner

By:	Clarus Ventures I, LLC, its general partner

By:	/S/ ROBERT LIPTAK
Manager

Clarus Ventures I GP, L.P.

By:	Clarus Ventures I, LLC, its general partner

By:	/S/ ROBERT LIPTAK
Manager

Clarus Ventures I, LLC

By:	/S/ ROBERT LIPTAK
Manager

*
Nicholas Galakatos

*
Dennis Henner

/S/ ROBERT LIPTAK
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

*By:	/S/ ROBERT LIPTAK
Robert Liptak, as Attorney-in-Fact

Executed by Robert Liptak pursuant to a Power of Attorney, a copy of which is attached hereto as Exhibit 2.

CUSIP No. 05348P401	13D	Page 16 of 16 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Liptak with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 11th day of April, 2008.

/S/ NICHOLAS GALAKATOS
Nicholas Galakatos

/S/ DENNIS HENNER
Dennis Henner

/S/ JEFFREY LEIDEN
Jeffrey Leiden

/S/ NICK SIMON
Nick Simon

/S/ MICHAEL STEINMETZ
Michael Steinmetz

/S/ KURT WHEELER
Kurt Wheeler